Pacific Life Funds NSAR 09-30-12
EXHIBIT 77i
TERMS OF NEW OR AMENDED SECURITIES



                      TERMS OF NEW OR AMENDED SECURITIES

                             PACIFIC LIFE FUNDS


Pacific Life Funds (the Trust ) has adopted a Multi-Class Plan (Multi-Class Plan ) pursuant to Rule 18f-3 under the Investment
Company Act of 1940 (the 1940 Act ). Under the Multi-Class Plan, shares of each class of each series portfolio (a Fund ) represent an equal pro rata interest in such Fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (i) each class has a different designation;
(ii) each class bears any class-specific expenses allocated to it;
and (iii) each class has exclusive voting rights on any matter submitted to shareholders that relates solely to its distribution or service arrangements, and each class has separate voting rights on any matter submitted to shareholders in which the interest of one class differ from the interests of any other class.

When issued, shares are fully paid, redeemable, freely transferable and non-assessable. Shares do not have preemptive rights or subscription rights. In a liquidation of a Fund, each shareholder is entitled to receive his or her pro rata share of the net assets of that Fund.

Although each class of shares represents an interest in the same portfolio of investments of a Fund, differing sales charges and expenses will result in differing net asset values and dividends and distributions.

The Trust currently offers Class A, B, C, I, P and R shares. The Board of Trustees may, however, establish additional classes of shares within each Fund at any time in the future without approval of shareholders. Although each Fund may offer multiple classes of shares, not all Funds offer all share classes discussed herein. The following provides a summary of the Advisor share class offered by the Trust. Please refer to the prospectus for more information of a particular Fund s share classes.

Advisor Class Shares

Advisor class shares are currently offered for the following funds: PL Income Fund, PL Floating Rate Income Fund, PL Strategic Income Fund, PL Short Duration Income Fund and PL High Income Fund.

Advisor class shares are sold at their net asset value without an initial sales charge and are redeemed at their net asset value without a contingent deferred sales charge. Advisor class shares are only available to certain investors. Advisor class shares do not have conversion rights.